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Anthony's Cookies

We are a 22 year old gourmet cookie company based in San Francisco

ANTHONYSCOOKIES.COM SAN FRANCISCO

It was a suggestion from a friend to make some money while I was in college. I believe they were just joking at the time, but it was enough for me to go home and start my goal to make the best tasting cookies around.

Anthony Lucas CEO @ Anthony's Cookies

ABOUT UPDATES GRAPEVINE ASK A QUESTION

Why you may want to support us...

1. To become a part of a proven company with solid growth.
2. Strategic partnerships with brands such as Straus Creamery, Four Barrel Coffee, Valrhona Chocolate and Central Milling.

The founder

MAJOR ACCOMPLISHMENTS

Anthony Lucas
CEO
Building a company from scratch.

In the news

Building for the future, one chip at a time.

It all started with a simple idea

It all started with a simple idea

Anthony's Cookies started with a simple idea, making the best gourmet cookies around! Countless rounds of r&d lead to some of our signature flavors like cookies and cream. From the beginning Anthony worked hard to prefect his craft and began selling his cookies to friends and family. The reception was great so he began selling his great tasting cookies in his community. When the time was right he took the necessary steps to open his first retail store in San Francisco and the rest is history.



San Francisco - 2009

In 2009 we opened our first retail store on Valencia St. in one of San Francisco's Mission neighborhood. This location served as our retail store and manufacturing hub for retail and wholesale channels. While this store was opened in an up and coming neighborhood, it was several blocks from what many considered to be the "hot spot." This store quickly became a destination for customers as they had to travel farther to grab one of our fresh baked cookies.

Berkley Store - 2017

With the success of the San Francisco store we found the need to expand and open our second location. The concept behind this location was to greatly expand the manufacturing capabilities for future growth while expanding our retail presence. A simple retail location would have been easy to find but this property took some work to track down. We started with a blank canvas and built out the entire location to our exact needs. Working with architects and kitchen designers we were able to build the Berkley store to serve as our launch pad into the future. This location primarily serves as a manufacturing facility for our dough and cookie production. Also working as a retail location the public can come in to purchase our products and watch the magic happen! The rear third of this store serves as our shipping and receiving area which also has enough room for a full size truck to back up and pick up product. In the end this building has the space and resources to produce dough, bake, and distribute our products for several retail locations, wholesale accounts and e-commerce sales. We feel everything is now in place to grow the company exponentially.







Growth

Each year we bake more and more cookies to meet the demands of our customers. While it was not always easy to keep up with demand, the last few years have really shown us the possibilities of all the systems we've put in place. Long before the Berkley store we would have to close the San Francisco store for a day to produce cookies for large 10,000 and 15,000 cookie orders. We've always worked with large local companies who place orders throughout the year for special events but since the Berkley store opened we've been able to produce for these large orders with ease. In 2017 our revenue was just north of $601,000 and then jumped to $727,000 the following year. We feel we'll be able to expand on our work to take every aspect of the company to the next level.

Our Vision

With our two stores opened and operating we're excited for the next steps! There are six key areas where we're looking grow with the help of this campaign.

- Plan and build the next two to three retail stores in the Bay Area.

- Develop and launch our new website and e-commerce platform.

- Procure equipment to reduce any future production bottlenecks.

- Aquire a refrigerated vehicle to further develop the hub and spoke model.

- Work with wholesalers to carry our line of gourmet products.

- Hire key staff members to help grow the business.



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We are a 22 year old gourmet cookie company based in San Francisco. It all started with one cookie and our goal of making the best cookies around. Our first retail store showed to be successful so we opened a second retail store to also serve as a manufacturing hub for future expansion. We source the best ingredients when possible and never stop working on new flavors and products. Now we are looking to take the business beyond the Bay Area so everyone can enjoy our delicious cookies!

Where will your company be in 5 years? ⌄

We plan to open two to three retail stores to further capture the local market and grow the brand. We also plan to grow our wholesale network and launch an e-commerce platform to get our cookies into everyone's homes.

Why did you choose this idea? ⌄

It was a suggestion from a friend to make some money while I was in college. I believe they were just joking at the time, but it was enough for me to go home and start my goal to make the best tasting cookies around.

How did it all begin? ⌄

We began with the idea of making great tasting cookies and selling them to our local community. While studying accounting and engineering at San Francisco State University Anthony began baking cookies and selling them to friends and family. Soon after they became so popular he started to sell them out of his car in the local community. After some time Anthony saw the potential behind his cookies and took a leap to build his first retail location in San Francisco.

How do you plan to use the funds raised? ⌄

Our plans include the following objectives: develop and launch our e-commerce platform to expand the brand and grow sales, procure a dough portioning machine to reduce labor bottle necks, acquire a refrigerated van to transport products from the Berkley facility to other retail stores or wholesale accounts, hire key staff to oversee and develop each area of the business and plan our next retail store. We understand how important it is to stretch every dollar and with the funds received we will continue to be financially responsible to our investors and growth of the company.

How will machinery affect your product's integrity? ⌄

We have spent a significant amount of time and resources perfecting our products to our exacting standards. When we began searching for ways to grow the business we were introduced to a dough portioning machine that would significantly reduce our labor to produce each cookie. After traveling with our team to several companies and testing our dough in different machines we've found one that will work for 90% of the cookies we currently make. We're confident that we'll be able to maintain our product's integrity and keep raising our standards.